EXHIBIT 99.1

Molecular Partners Presents New Data for DLL3 Targeting Radiotherapy MP0712 at TRP Summit Europe 2025, Highlighting Initial Human Images and Mechanism of Action

  Case study with first patient images of half-life engineered MP0712 from compassionate care use show specific uptake in primary tumors and metastatic lesions
  MP0712 Radio-DARPin leverages rapid internalization & replenishment of DLL3 to achieve high accumulation in tumor cells
  Phase 1 IND for MP0712 filed, clinical trial initiation expected before end-2025 in US with initial data expected in 2026
  Molecular Partners to host conference call today, November 12 at 10AM ET (4PM CET)

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., Nov. 12, 2025 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics (“Molecular Partners” or the “Company”), today announced the presentation of new data on MP0712, its lead Radio-DARPin targeting DLL3, at the Targeted Radiopharmaceuticals (TRP) Summit Europe, highlighting first encouraging human images and supporting mechanism of action data. MP0712 is being developed with strategic partner Orano Med for the treatment of patients with small cell lung cancer (SCLC) and other neuroendocrine cancers. Molecular Partners presents an example case with images of a patient today as courtesy of the Nuclear Medicine Research Infrastructure (NuMeRI) in South Africa. The NuMeRI team, led by Prof. Mike Sathekge, plans to report the full imaging and dosimetry data of MP0712 at the Theranostics World Congress (TWC) in January 2026.

“The images show targeted delivery of MP0712 into tumors and limited exposure in healthy organs of concern such as kidney and liver. This is an important milestone for MP0712, which is indicative of its potential performance in a clinical setting when carrying 212Pb as therapeutic radioactive payload and providing a strong basis for advancing its clinical development. We are continuing preparations for the upcoming Phase 1 trial with MP0712 and look forward to advancing additional Radio-DARPin programs in 2026,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

The presented case study of a patient who received 203Pb-MP0712 indicates specific uptake in the tumor lesions visible at 24 hours and sustained over 4 days, with limited accumulation in healthy organs, as intended. To promote tumor uptake via internalization over time, MP0712 is half-life engineered to maintain sufficient amounts of drug in the blood, visible at the early imaging time points. These early results are in line with previously presented pre-clinical data and further support the intended mechanism of action of MP0712.

203Pb and 212Pb are an element-equivalent pair of lead (Pb) isotopes, with 203Pb used for imaging and 212Pb for therapeutic applications (targeted alpha therapy, TAT). As a “matched pair”, pre-treatment imaging with 203Pb provides a prediction of treatment behavior with 212Pb.

The imaged patient was initially diagnosed with Stage 3 small cell lung cancer and had a treatment history of radiotherapy and chemotherapy; the patient was then re-classified as Stage 4 post imaging with MP0712 due to observed liver metastases. This patient is a case example of a series of patients who received MP0712 for imaging use as part of a Named Patient Access Program under the legal framework in South Africa for compassionate care (also referred to as Section 21 of the Medicines and Related Substances Act). The Company believes that, due to the prior treatment and tumor stage of the patient, this case is illustrative of the patient population likely to be recruited in its planned Phase 1/2a in the US.

In addition to first-in-human images, the presentation at TRP highlights that MP0712 is rapidly internalized and accumulates intracellularly in DLL3-expressing cells in vitro. The data suggests that MP0712 can achieve high tumor uptake in spite of very low DLL3 expression levels, leveraging internalization and replenishment pathways of DLL3 as well as optimal binding properties and tunable half-life of the DLL3-binding DARPin.

The Phase 1 Investigational New Drug (IND) application for MP0712, for the treatment of small cell lung cancer (SCLC) and other DLL3-expressing neuroendocrine cancers, has been filed. Dialogue with the FDA is ongoing and, pending regulatory clearance, the Phase 1 trial is expected to initiate by the end of 2025. The Phase 1/2a study is a multi-center study in the US, with the objectives to assess safety and determine a recommended phase 2 dose for MP0712 (labeled with 212Pb). The study contains an imaging and dosimetry step with 203Pb-labeled MP0712. The Company expects initial clinical data from the study in 2026.

Details of the presentation at TRP:

Title: Internalisation of Targeted Radiopharmaceuticals: Strategic Imperative or Situational Choice?
Presenter: Daniel Steiner, PhD, SVP of Technology and Research
Time: Wednesday November 12 at 1.30pm CET
Location: Amsterdam, Netherlands

Webcast to be held today at 10am ET (4pm CET):

In addition to the presentation at TRP, Molecular Partners will host a webcast today to discuss the new data, as well as the upcoming clinical trial of MP0712 in the US. Details as follows:

For Participants who want to listen and view slides: Please register here.
For Participants who may want to ask a question following the presentation: Please register here.

Participants who wish to ask a question will be provided with additional dial-in instructions to join the live conference call. These participants will have the ability to “raise their hand" and ask a verbal question during the Q&A.

About 212Pb-based Radio-DARPins
Molecular Partners’ Radio-DARPin platform is being developed to provide a unique and innovative delivery system for radioactive payloads, with exquisite targeting capabilities of DARPins combined with the optimally balanced safety and tumor killing of 212Pb. DARPins are ideal vectors for efficient delivery of therapeutic radionuclides to solid tumors, while overcoming some historic limitations of radioligand therapy approaches, thanks to their small size as well as high specificity and affinity. Molecular Partners and Orano Med are developing targeted alpha radio-therapeutics against up to ten targets, including the tumor-associated protein Delta-like ligand 3 (DLL3) and mesothelin (MSLN).

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi-target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is designed to be a rapid and cost-effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage.

About Molecular Partners AG
Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter / X @MolecularPrtnrs

For further details, please contact:
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2025 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, "anticipate”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential that Molecular Partners’ product candidates may exhibit serious adverse, undesirable or unacceptable side effects; the impact of any health pandemic, macroeconomic factors and other global events on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; unanticipated factors in addition to the foregoing that may cause Molecular Partners’ actual results to differ from its financial and business projections and guidance; and other risks and uncertainties set forth in Molecular Partners’ Annual Report on Form 20-F for the year ended December 31, 2024 and other filings Molecular Partners makes with the SEC from time to time. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.